Exhibit 99.1
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Infosys®

Infosys Limited
Regd. Office: Electronics City, Hosur Road, Bangalore - 560 100, INDIA.

NOTICE TO MEMBERS
[U/S 257 (1A) OF THE COMPANIES ACT, 1956]

Notice is hereby given that the Company has received on May 31, 2013, a notice under Section 257 (1) of the Companies Act, 1956 (" the Act"), from a member, proposing the candidature of Mr. N R Narayana Murthy for election to the office of a Director in the ensuing Annual General Meeting of the Company, scheduled to be held on June 15, 2013 ("AGM"), or any adjournment thereof, together with a deposit of Rupees Five Hundred (Rs.500/-) as required under Section 257 of the Act.

The election of Mr. N R Narayana Murthy for the office of a Director will be taken up for the consideration of the members in the AGM, as part of the Special Business of the AGM, in the form of an ordinary resolution, as set forth below:

Special business

Item No. 10 – Appointment of N R Narayana Murthy as Director, liable to retire by rotation

To consider and, if thought fit, to pass with or without modification(s), the following as an ordinary resolution

"RESOLVED THAT, Mr. N R Narayana Murthy who was appointed as an Additional Director and who holds office until the date of this Annual General Meeting pursuant to Section 260 of the Companies Act, 1956 and in respect of whom the Company has received a notice in writing from a member under the provisions of Section 257 of the Companies Act 1956 proposing his candidature for the office of a Director be and is hereby appointed as a Director to retire by rotation.

Explanatory Statement under Section 173(2) of the Act

Mr. N R Narayana Murthy was appointed with effect from June 1, 2013, as an Additional Director of the Company pursuant to Section 260 of the Act, read with Article 114 of the Articles of Association of the Company.

In terms of the provisions of Section 260 of the Act, Mr. N R Narayana Murthy will hold office up to the date of the ensuing AGM. The Company has received a notice in writing from a member along with a deposit of Rs. 500 proposing the candidature of Mr. N R Narayana Murthy for the office of a Director of the Company pursuant to the provisions of Section 257 of the Act.

Mr. N R Narayana Murthy is not disqualified from being appointed as Director in terms of Section 274(1)(g) of the Act. The Company has received the requisite Form DD-A from Mr. N R Narayana Murthy in terms of the Companies (Disqualification of Directors under Section 274(1)(g) of the Companies Act, 1956) Rules, 2003, confirming his eligibility for such appointment.

No Director except Mr. N R Narayana Murthy, to whom the resolution relates, is interested or concerned in the resolution.

Accordingly, the Company has given this Notice pursuant to the proviso to Section 257 (1A) of the Act in lieu of sending individual notices to each member.

By order of the Board

Bangalore, India
June 6, 2013

N R Ravikrishnan
Company Secretary